UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15-(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15-(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-06706

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Badger Meter Employee Savings and Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Badger Meter, Inc.
4545 W. Brown Deer Road
Milwaukee, WI 53223

REQUIRED INFORMATION

The Badger Meter Employee Savings and Stock Ownership Plan (“the Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Badger Meter Employee Savings and Stock Ownership Plan

Financial Statements and Supplemental Schedule
December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

Audit and Compliance Committee of the Board of Directors of Badger Meter, Inc.
Badger Meter Employee Savings and Stock Ownership Plan
Milwaukee, WI

We have audited the accompanying statements of net assets available for benefits of Badger Meter
Employee Savings and Stock Ownership Plan (“the Plan”) as of December 31, 2014 and 2013, and the
related statement of changes in net assets available for benefits for the year ended December 31, 2014.
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight
Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in accordance with accounting principles generally accepted in the United States.

The supplemental information in the accompanying schedule of Schedule H, Item 4i – Schedule of Assets
(Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting
and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Wipfli LLP

June 19, 2015
Milwaukee, Wisconsin

Badger Meter Employee Savings and Stock Ownership Plan

Statement of Net Assets Available for Benefits
December 31, 2014

	Unallocated	Allocated	Total
Assets:
Investments, at fair value	$4,348,236	$100,589,926	$104,938,162
Company contributions receivable	—	2,283,147	2,283,147
Interest and dividend receivable	—	10,139	10,139
Notes receivable from participants	—	1,284,630	1,284,630
Total assets	4,348,236	104,167,842	108,516,078

Liabilities:
Notes payable	(921,622)	—	(921,622)
Total liabilities	(921,622)	—	(921,622)

Net assets available for benefits, at fair value	3,426,614	104,167,842	107,594,456
Adjustment from fair value to contract value for interest in the fully benefit-responsive investment contract	—	(3,001,517)	(3,001,517)
Net assets available for benefits	$3,426,614	$101,166,325	$104,592,939

See accompanying notes to financial statements.

Badger Meter Employee Savings and Stock Ownership Plan

Statement of Net Assets Available for Benefits
December 31, 2013

	Unallocated	Allocated	Total
Assets:
Investments, at fair value	$4,605,836	$98,353,993	$102,959,829
Company contributions receivable	—	2,294,141	2,294,141
Interest and dividend receivable	—	9,200	9,200
Notes receivable from participants	—	1,396,237	1,396,237
Total assets	4,605,836	102,053,571	106,659,407

Liabilities:
Notes payable	(1,075,226)	—	(1,075,226)
Total Liabilities	(1,075,226)	—	(1,075,226)

Net assets available for benefits, at fair value	3,530,610	102,053,571	105,584,181
Adjustment from fair value to contract value for interest in the fully benefit-responsive investment contract	—	(2,478,947)	(2,478,947)
Net assets available for benefits	$3,530,610	$99,574,624	$103,105,234

See accompanying notes to financial statements.

Badger Meter Employee Savings and Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits
December 31, 2014

	Unallocated	Allocated	Total
Additions:
Investment income:
Net appreciation in fair value of investments	$350,988	$3,106,312	$3,457,300
Interest	3	613,130	613,133
Dividends	53,548	976,827	1,030,375
Total investment income	404,539	4,696,269	5,100,808

Contributions:
Company	79,872	2,391,649	2,471,521
Roll overs	—	358,729	358,729
Participants	—	3,611,840	3,611,840
Other	—	15,277	15,277
Total contributions	79,872	6,377,495	6,457,367

Interest income from participant receivables	—	43,094	43,094

Total Additions	484,411	11,116,858	11,601,269

Deductions:
Benefits paid to participants	—	10,094,351	10,094,351
Interest expense	16,813	—	16,813
Loan fees	—	2,400	2,400
Total deductions	16,813	10,096,751	10,113,564

Allocation of shares and cash transfer	(571,594)	571,594	—

Net increase	(103,996)	1,591,701	1,487,705
Net assets available for benefits:
Balance at beginning of year	3,530,610	99,574,624	103,105,234
Balance at end of year	$3,426,614	$101,166,325	$104,592,939

See accompanying notes to financial statements.

Badger Meter Employee Savings and Stock Ownership Plan

Note 1    Description of the Plan

General

The following description of Badger Meter Employee Savings and Stock Ownership Plan (“the Plan”) is for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan. The Plan has three components: a 401(k) savings component, a leveraged employee stock ownership plan (ESOP) component, and a defined contribution component.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan purchased common shares of Badger Meter, Inc. (the “Company”) in the open market using proceeds from borrowings from the Company (Note 5).

Eligibility

Substantially all domestic employees of the Company are eligible to participate in the Plan.

Contributions

Participants may elect to contribute up to 20% of their eligible compensation to the 401(k) savings component of the Plan, subject to amounts allowable by the Internal Revenue Service (“the IRS”). Participants do not contribute to the ESOP or defined contribution components of the Plan.

The Company may make a discretionary matching contribution to the 401(k) component of the Plan. In order to be eligible to receive a Company match, a participant must be employed as of the last day of the plan year, retired within the year, or terminated employment during the plan year having attained age 55 with 5 years of service. The Company made a matching contribution to participant accounts in 2014 equal to 25% of the first 7% of participants’ compensation, or 25% of the participant’s contribution, whichever is less.

Contributions of $2,283,147 for 2014 were accrued in 2014 and paid in early 2015 for participants in the defined contribution component, which is equal to 5% of the participants' eligible compensation. Contributions of $2,294,141 for 2013 were accrued in 2013 and paid in early 2014 for participants in the defined contribution component.

The Company may make additional discretionary contributions to the Plan. Other discretionary contributions, if any, are allocated at the discretion of the Plan Administrator. No other additional discretionary contributions were made by the Company to the Plan in 2014.

Dividends on unallocated shares of the Company’s common stock within the ESOP component are allocated as an additional employer contribution to all participants’ accounts equally on an annual basis.

Fixed principal payments and interest payments are made by the Plan on the note payable to the Company (see Note 5). The unallocated shares of the Company’s common stock, which serve as collateral on the note payable, are released and allocated to participant accounts on an annual basis. The fair value of the Company’s common stock as of December 31 is used to determine the fair value of the allocated shares. The Company is obligated to contribute sufficient cash to the Plan to enable it to repay its loan principal and interest.

Badger Meter Employee Savings and Stock Ownership Plan

Note 1    Description of the Plan (Continued)

Participant Accounts

Each participant’s account is credited with:

•	the participant’s contributions,

•	the Company’s matching contribution,

•	the Company’s defined contribution,

•	an allocation of the Company’s discretionary contribution, if any,

•	dividends on the Company’s unallocated common stock shares, if any, and

•	the Plan earnings.

The Company’s discretionary contribution (excluding the matching contribution and dividends on unallocated shares) is based upon eligible participant compensation. Dividends on the Company’s unallocated common stock are allocated equally to all participants’ accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately fully vested in their contributions and related earnings in the 401(k) and ESOP components. There is a three-year cliff vesting requirement for Company contributions and related earnings in the defined contribution component of the Plan.

Payment of Benefits

Upon retirement, death, disability, or termination of employment, the participant’s account is distributed in a single lump sum. Distributions are generally made within the year following termination of service at the participant’s request. At the participant’s option in certain circumstances, distributions can be delayed. Final distributions from the ESOP component of the Plan can be made in shares of Company common stock plus cash in lieu of fractional shares or entirely in cash.

Withdrawals

A participant’s contribution may not be withdrawn prior to retirement, death, disability, termination of employment or termination of the Plan, except for financial hardship, a one-time distribution after age 59½ or in the form of loans to the participant. The Plan defines financial hardship as expenses related to secondary education, unreimbursed medical expense, purchase of the participant’s principal residence or other financial need as allowed under the IRS regulations. All withdrawals are subject to approval by the Plan Administrator.

Forfeitures

For 2014, Company contributions made in 2015 were reduced by $61,706 of forfeitures. For 2013, Company contributions made in 2014 were reduced by $65,504 of forfeitures. Unallocated forfeitures were $61,706 and $65,504 as of December 31, 2014 and 2013, respectively.

Investment Options

The Plan provides for various investment options in mutual funds, common collective trusts, Company common stock and a general investment account with an insurance company. Participants can direct up to 50% of their contributions into the Badger Meter Company Stock Fund, which is a unitized fund comprised primarily of the Company’s common stock and a money market fund. Information about changes in nonparticipant directed investments is presented in the unallocated portion of the Statement of Changes in Net Assets Available for Benefits.

Badger Meter Employee Savings and Stock Ownership Plan

Note 1    Description of the Plan (Continued)

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance subject to certain criteria. The notes are secured by the balance in the participant’s account and bear interest at rates that range from 3.25% to 4.25%, which are commensurate with local prevailing rates at the time of the loan origination as determined quarterly by the Plan Administrator. Principal and interest is repaid ratably through monthly payroll deductions.

Note maturities cannot exceed 60 months and are secured by the participant’s vested interests in the Plan. Amounts loaned to a participant do not share in Plan earnings (see Participant Accounts above), but are credited with the interest earned on the loan balance.

Note 2    Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, as further defined in Note 3. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment income includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that directly affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates and are subject to change in the near term.

Badger Meter Employee Savings and Stock Ownership Plan

Note 2    Summary of Significant Accounting Policies (Continued)

Expenses

Expenses related to the administration of the Plan are paid by the Company. Investment expenses are paid by the Plan and reimbursed by the Company at its discretion. Loan fees are charged to the participant’s account requesting the loan. Investment related expenses are included in net appreciation of fair value of investments, as they are paid through revenue sharing.

Payment of Benefits

Benefits are recorded when paid.

Risk and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were available to be issued.

Note 3    Fair Value Measurements

Accounting Standards Codification 820, “Fair Value Measurements and Disclosures,” establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. Level 2 inputs consist of inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for determining the fair value of assets or liabilities that reflect assumptions that market participants would use in pricing assets or liabilities.

Shares of mutual funds are valued at quoted market prices, which represent the net asset value (“NAV”) of shares. Shares of the Badger Meter, Inc. common stock are valued at quoted market prices. The Badger Meter, Inc. Stock Fund (“Stock Fund”) is a unitized fund. The Stock Fund consists of Badger Meter, Inc. common stock and short-term cash equivalents which provide liquidity for trading. The common stock is valued at the quoted market price from an active market and the short-term cash equivalents are valued at cost, which approximate fair value. Common collective trust funds are valued at NAV as determined by the issuer of the common collective trust funds based on the fair value of the underlying investments. The fair value of the general investment account is calculated by discounting the related cash flows based on current yields of similar investments with comparable durations.

Badger Meter Employee Savings and Stock Ownership Plan

Note 3    Fair Value Measurements (Continued)

The following summarizes the Plan’s investments, set forth by level within the fair value hierarchy, on a recurring basis as of December 31:

		Fair Value
		Measurements Using:
December 31, 2014	Fair Value	Level 1	Level 2	Level 3
Mutual funds:
Small cap equity funds	$8,715,642	$8,715,642	$—	$—
Mid cap equity funds	5,845,429	5,845,429	—	—
Large cap equity funds	9,418,223	9,418,223	—	—
Balanced equity funds	10,841,155	10,841,155
International equity funds	3,149,602	3,149,602	—	—
Other equity funds	9,809,737	9,809,737	—	—
Fixed income securities	4,521,467	4,521,467	—	—
Company common stock	4,294,685	4,294,685	—	—
Stock fund: common stock	24,055,512	24,055,512	—	—
Stock fund: money market	53,551	53,551	—	—
General investment account	24,233,159	—	—	24,233,159
Total	$104,938,162	$80,705,003	$—	$24,233,159

A summary of changes in the fair value of the Plan’s Level 3 assets is as follows:

General Investment Account
Year Ended December 31, 2014
Beginning balance	$23,400,092
Realized gains	—
Unrealized gain	522,570
Purchases	4,081,853
Sales	(3,771,356)
Ending balance	$24,233,159

Badger Meter Employee Savings and Stock Ownership Plan

Note 3    Fair Value Measurements (Continued)

		Fair Value
		Measurements Using:
December 31, 2013	Fair Value	Level 1	Level 2	Level 3
Mutual funds:
Small cap equity funds	$9,479,830	$9,479,830	$—	$—
Mid cap equity funds	5,805,138	5,805,138	—	—
Large cap equity funds	7,785,460	7,785,460	—	—
International equity funds	3,298,284	3,298,284	—	—
Other equity funds	3,430,497	3,430,497	—	—
Fixed income securities	5,215,366	5,215,366	—	—
Common collective trusts	15,666,271	—	15,666,271	—
Company common stock	4,547,426	4,547,426	—	—
Stock fund: common stock	24,273,039	24,273,039	—	—
Stock fund: money market	58,425	58,425	—	—
General investment account	23,400,093	—	—	23,400,093
Total	$102,959,829	$63,893,465	$15,666,271	$23,400,093

Fair value of the general investment account is based on the Barclays market value formula. The fair value factor applied to the Barclays market value formula was 114.137% and 111.849% as of December 31, 2014 and 2013, respectively.

Note 4    Investments

Investment Contract with Insurance Company

The Plan entered into a fully benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (“Mass Mutual”). Mass Mutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The general investment account issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the general investment account is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Mass Mutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

This contract is an unallocated insurance contract, which is credited each January 1 and July 1 for interest earned. The average yields for 2014 and 2013 were 3.00%. The interest rates earned as of December 31, 2014 and 2013 were 3.00%.

Badger Meter Employee Savings and Stock Ownership Plan

Note 4    Investments (Continued)

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan documents, (2) bankruptcy of the Plan Administrator or other Plan Administrator events which cause a significant withdrawal from the Plan or (3) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan believes that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is not probable.

Investments

During 2014, the Plan’s investments (including investments purchased, sold or held during the year) appreciated in fair value as follows:

2014
Badger Meter, Inc. common stock fund	$2,320,110
Badger Meter, Inc. common stock	(107,813)
Mutual funds	1,245,003
Net appreciation in fair value of investments	$3,457,300

Investments that represent 5% or more of the fair value as of December 31, 2014 and 2013 are as follows:

	2014	2013

Badger Meter, Inc. common stock fund	$24,055,512	$24,273,039
BMO Balanced Allocation Fund	7,867,465	7,859,875
Massachusetts Mutual general investment account*	21,231,642	20,921,146
Heartland Value Plus Fund	5,952,096	6,656,687
Total	$59,106,715	$59,710,747

*Investments in fully benefit-responsive contracts are reported at contract value and other investments are reported at fair value.

Badger Meter Employee Savings and Stock Ownership Plan

Note 4    Investments (Continued)

The following table sets forth additional disclosures of the Plan’s investments whose fair value is provided by the trustee using net asset value per share as of December 31, 2013:

	2013 Fair Value	Underfunded Commitment	Redemption Frequency	Redemption Notice Period

Investment
Common collective trusts:
BMO Balanced Allocation Fund (a)	$7,859,875	—	Continuously	N/A
BMO Aggressive Allocation Fund (b)	4,884,040	—	Continuously	N/A
BMO Growth Allocation Fund (c)	2,780,001	—	Continuously	N/A
BMO Moderate Allocation Fund (d)	142,355	—	Continuously	N/A
Total	$15,666,271

(a)
The BMO Balanced Allocation Fund seeks to achieve total investment return from income and capital appreciation. The fund allocates between 50% and 70% of its assets to equity and between 30% and 50% of its assets to fixed income securities.

(b)
The BMO Aggressive Allocation Fund seeks to achieve investment return primarily from capital appreciation and secondarily from income. The portfolio allocates between 90% and 100% of its assets to equity securities and between 0% and 10% of its assets to fixed income securities.

(c)
The BMO Growth Allocation Fund seeks to achieve total investment return from income and capital appreciation. The portfolio allocates between 70% and 90% of its assets to equity securities and between 10% and 30% of its assets to fixed income securities.

(d)
The BMO Moderate Allocation Fund seeks to achieve total investment return from income and capital appreciation. The portfolio allocates between 30% and 50% of its assets to equity securities and between 50% and 70% of its assets to fixed income securities.

Note 5    Note Payable – Related Party

At December 31, 2014 and 2013, the outstanding balances on the note payable to the Company were $921,622 and $1,075,226, respectively. The terms on the note payable require the Plan to make annual principal payments of $153,604 through 2020. In January 2014, the Plan made a $140,245 payment that consisted of $60,406 remaining on the 2013 Plan year required payment and a partial prepayment of the 2014 required payment in the amount of $79,839. In December 2014, the Plan paid $73,765 for the remaining payment for the 2014 Plan year. Interest is payable annually and is based on the one-month LIBOR rate plus 1.50% (effective rate of 1.654% at December 31, 2014). The note payable is secured by the unallocated shares of Badger Meter, Inc. common stock held by the Plan. The Company is obligated to contribute sufficient cash to the Plan to enable it to repay the principal and interest.

Badger Meter Employee Savings and Stock Ownership Plan

Note 5    Note Payable – Related Party (Continued)

The note agreement contains certain restrictions and covenants, including a limitation on additional borrowings.

The pledged unallocated shares of Badger Meter, Inc. common stock are released as principal and interest payments are made on the note payable. The shares released are allocated to the participants’ accounts when authorized by the Company.

At December 31, the Plan’s investment in allocated and unallocated shares of Badger Meter, Inc. common stock was as follows:

	2014
	Shares	Cost	Fair Value
Allocated	397,407	$5,681,349	$23,586,105
Unallocated	72,362	946,756	4,294,685
Total	469,769	$6,628,105	$27,880,790
Per share			$59.35

	2013
	Shares	Cost	Fair Value
Allocated	438,038	$5,854,184	$23,873,071
Unallocated	83,439	1,091,683	4,547,426
Total	521,477	$6,945,867	$28,420,497
Per share			$54.50

In 2015, 10,157 shares of the Company's common stock with a fair value of $602,818 were released and allocated to satisfy the Company's 2014 matching contribution obligation. In 2014, 11,077 shares of the Company’s common stock with a fair value of $603,697 were released and allocated to satisfy the Company’s 2013 matching contribution obligation.

Note 6    Income Tax Status

The Plan has received a determination letter from the IRS dated September 13, 2013, stating that the Plan was qualified under Section 401(a) and 401(k) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation. The Plan Administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain income tax positions. The Plan is subject to routine audits by taxing jurisdictions and there are currently no audits in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for the years prior to 2011.

Badger Meter Employee Savings and Stock Ownership Plan

Note 7    Related Party Transactions

The Plan holds Badger Meter, Inc. common stock. The Company is the employer and Plan Administrator. Transactions in the Company’s common stock are party-in-interest transactions.

The plan earned dividends of $349,002 on the Company stock in 2014. In 2014, the Plan purchased Company shares with a cost of $1,374,453, received proceeds from the sale of Company shares of $3,203,622, and realized a gain of $1,413,462 on these sales. The purchases and sales were participant directed transactions in 2014.

Certain Plan investments are units of common collective trust and mutual funds managed by the Plan’s Trustee. These investments, the Company’s common stock and notes receivable from participants are party-in-interest transactions. The Plan Trustee charged $2,400 in participant loan fees in 2014.

Note 8    Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. Unallocated shares are voted by the Plan Administrator on behalf of the collective best interest of Plan participants and beneficiaries.

Supplemental Schedule

Badger Meter Employee Savings and Stock Ownership Plan

Schedule H Item 4i- Schedule of Assets (Held at End of Year)
EIN: 39-0143280 Plan Number: 009
Year Ended December 31, 2014

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
*	Badger Meter, Inc. Common Stock	Common Stock	$946,756	$4,294,685
*	Badger Meter, Inc. Common Stock Fund	Common Stock	**	24,055,512
	Massachusetts Mutual Life Insurance Company Insurance Contract	General Investment Account	**	21,231,642
	Heartland Value Plus Fund	Mutual Fund	**	5,952,096
*	BMO Small Cap Growth Fund	Mutual Fund	**	2,763,545
*	BMO Conservative Allocation Fund	Mutual Fund	**	2,262,701
	Harbor International Fund	Mutual Fund	**	1,925,396
	Manning & Napier Fund, Inc.	Mutual Fund	**	1,224,206
*	BMO Balanced Allocation Fund	Mutual Fund	**	7,867,465
*	BMO Growth Allocation Fund	Mutual Fund	**	2,973,690
*	BMO Aggressive Allocation Fund	Mutual Fund	**	5,099,233
	Artisan Mid Cap Value Fund	Mutual Fund	**	2,137,658
	Wells Fargo Advantage Discovery	Mutual Fund	**	3,707,771
	T Rowe Price Growth	Mutual Fund	**	3,674,747
	T Rowe Equity Income	Mutual Fund	**	3,794,043
	Vanguard 500 Index Fund	Mutual Fund	**	1,949,432
	Fidelity Freedom 2040	Mutual Fund	**	1,070,776
	Fidelity Freedom 2050	Mutual Fund	**	520,482
	Fidelity Freedom 2010	Mutual Fund	**	463,707
	Fidelity Freedom 2020	Mutual Fund	**	1,203,717
	Fidelity Freedom 2030	Mutual Fund	**	1,451,824
	Pimco Total Return Fund	Mutual Fund	**	2,059,951
*	BMO Moderate Allocation Fund	Mutual Fund	**	198,815
*	Marshall Prime Money Market	Cash Equivalent	**	53,551
*	Notes Receivable from participants-interest rate range from 3.25% to 4.25%	Participant loans	**	1,284,630
	Total Assets (Held at End of Year)			$103,221,275
*Party-in-interest
**Cost information not required for participant-directed investments
See report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Badger Meter
Employee Savings and Stock Ownership Plan

Dated: June 19, 2015	By:	/s/ Richard A. Meeusen
Richard A. Meeusen
Plan Administration Committee Member

	By:	/s/ Richard E. Johnson
Richard E. Johnson
Plan Administration Committee Member

	By:	/s/ Donna R. Koepke
Donna R. Koepke
Plan Administration Committee Member

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23	Consent of Wipfli LLP, Independent Registered Public Accounting Firm